LAW DEPARTMENT
                             ICAHN ASSOCIATES CORP.
                            AND AFFILIATED COMPANIES
                          767 FIFTH AVENUE - 47TH FLOOR
                            NEW YORK, NEW YORK 10153
                          TELEPHONE NO. (212) 702-4300
                             FAX NO. (212) 688-1158


Jesse Lynn, Assistant General Counsel                  Direct Dial: 212-702-4331
                                                       Email:  jlynn@sfire.com


                                  June 26, 2008


CONFIDENTIAL TREATMENT REQUESTED
VIA FAX, FEDERAL EXPRESS AND EDGAR
----------------------------------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561
Attention: Matthew Crispino, Esq. and Daniel F. Duchovny, Esq.

RE:     YAHOO! INC. ("YAHOO")
        REVISED PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A
        FILED JUNE 6, 2008 BY CARL C. ICAHN, KEITH A. MEISTER, ET. AL. FILE NO. 000-28018

        SOLICITING MATERIALS FILED PURSUANT TO RULE 14A-12
        FILED JUNE 4, 6, AND 9, 2008 BY CARL C. ICAHN, KEITH A. MEISTER, ET. AL.

Ladies and Gentlemen:

     Set forth below, on behalf of Carl C. Icahn, Keith A. Meister, Lucian A. Bebchuk, Frank J. Biondi, Jr., John H. Chapple, Mark Cuban, Adam Dell, Edward H. Meyer, Brian S. Posner, Robert K. Shaye, Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, Icahn Partners Master Fund III LP, High River Limited Partnership, Hopper Investments LLC, Barberry Corp. Icahn Onshore LP, Icahn Offshore LP, Icahn Capital L.P., IPH GP LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp., Vincent J. Intrieri, David Schechter and Mayu Sris (collectively, the "Filing Persons"), are responses to the comments contained in the letter (the "Comment Letter") from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") received by Jesse Lynn, Assistant General Counsel to Carl C. Icahn and affiliates, via fax on June 10, 2008, relating to the above-referenced matters. The paragraph numbers set forth below correspond to those contained in the Comment Letter.

     1. The proxy statement will be revised to add the referenced disclosure. The Filing Persons believe that an "acceptable alternative" to Yahoo's Change In Control Severance Plan (the "Severance Plan") would be to eliminate the Severance Plan.

     2.   The proxy statement will be revised to add the referenced disclosure.

     3.   The proxy statement will be revised to add the referenced disclosure.

     4.   The proxy statement will be revised to add the referenced disclosure.

     5. With respect to your request that the Filing Persons provide the identity of those shareholders who urged Mr. Icahn to conduct the proxy contest, we would ask that you waive that comment because the conversations between those shareholders and Mr. Icahn were had with no expectation by those shareholders that they were speaking for the record or that their identities would ever become public. In addition, the disclosure of those names really adds nothing material to a shareholder's decision about which side to support in the proxy battle. Further, neither Mr. Icahn nor any of his affiliates is or intends to be a member of any "group" with any of such shareholders with respect to the ownership of shares of Yahoo.

     6. Page numbers were added in the last revision of the proxy statement, but were not visible in EDGAR. This problem has been corrected.

     7.   Factual support for the referenced statements is provided below:

          o The Filing Persons' opinion that "it will be extremely difficult for Microsoft or other companies to trust, work with and negotiate with" Yahoo in light of its adoption of the Severance Plan.

          Factual support: Yahoo adopted the Severance Plan during negotiations with Microsoft. The Severance Plan could cost an acquirer up to a maximum of $2.4 billion based on a $35 per share offer. However, the cost to an acquirer may be even more significant due to the effects of disincentives that could result from such a large severance package and the fact that employees could have the right to claim at any point during the two years following the transaction that there is "good reason" to seek the full severance package. Because much of the value of Yahoo resides with its talented employee base, the Severance Plan significantly diminishes the value of acquiring Yahoo. The adoption of the Severance Plan would make any transaction more expensive and weaken an acquirer's efforts to retain and motivate Yahoo's employees. The Filing Persons believe this action made it more difficult for Microsoft or any other company to trust, work with and negotiate with Yahoo. The following quote lends further support to this position:

          "Also, after giving this week's conversations further thought, it is clear to me that it is not sensible for Microsoft to take our offer directly to your shareholders. This approach would necessarily involve a protracted proxy contest and eventually an exchange offer. Our discussions with you have led us to conclude that, in the interim, you would take steps that would make Yahoo! undesirable as an acquisition for Microsoft." - Steven Ballmer, May 3, 2008 (Microsoft)

          o The Filing Persons' assertion that many of Yahoo's shareholders believe that "the only way to salvage Yahoo in the long if not short run is to merge with Microsoft."

          Factual support: In November 2005, Google represented 40% of the US search market, Yahoo 30% and Microsoft 14%. In February 2008, Google represented 59% of the US search market, Yahoo 22% and Microsoft 10%. In a little over two years, Google has picked up 19% of market share while Yahoo lost 8% and Microsoft lost 4%. The Filing Persons believe that a Yahoo - Microsoft combination would act as a strong competitor to Google and potentially reverse the US search share loss through the realization of synergies via scale economics, expanded R&D capacity, operational efficiencies and emerging user experiences. In addition, the Filing Persons believe that many Yahoo shareholders are of the same opinion, as evidenced by the following quotes:

          "We were disappointed that Yahoo! failed to reach an agreement with Microsoft. We continue to believe that a combination between Yahoo! and Microsoft would form a dynamic company and a stronger competitor to Google." - Paulson & Company, May 15, 2008 (Bloomberg)

          "We believe the proposed acquisition of YHOO by MSFT makes strong strategic sense for both sides and we believe it will likely be accepted by YHOO." - Douglas Anmuth, February 1, 2008 (Lehman Brothers)

          "In general, we believe a deal would make strategic sense, as a Microsoft/Yahoo combination would be a more formidable competitor to Google." - Brian Pitz, February 1, 2008 (Bank of America)

          o The Filing Persons' assertion that "Microsoft does not believe [Yahoo] will ever sell the entire company on a friendly basis."

          Factual support: The Filing Persons believe that the following quotes support this assertion:

          "I still believe even today that our offer remains the only alternative put forward that provides your stockholders full and fair value for their shares. By failing to reach an agreement with us, you and your stockholders have left significant value on the table. But clearly a deal is not to be." - Steven Ballmer, May 3, 2008 (Microsoft)

          "Despite  our best  efforts,  including  raising our bid by roughly $5 billion, Yahoo! has not moved toward accepting our offer. After careful consideration, we believe the economics demanded by Yahoo! do not make sense for us, and it is in the best interests of Microsoft stockholders, employees and other stakeholders to withdraw our proposal." - Steven Ballmer, May 3, 2008 (Microsoft)

          "Also, after giving this week's conversations further thought, it is clear to me that it is not sensible for Microsoft to take our offer directly to your shareholders. This approach would necessarily involve a protracted proxy contest and eventually an exchange offer. Our discussions with you have led us to conclude that, in the interim, you would take steps that would make Yahoo! undesirable as an acquisition for Microsoft." - Steven Ballmer, May 3, 2008 (Microsoft)

          o The Filing Persons' opinion that "most of [the Yahoo board's] so-called "plans" over the last few years have been failures."

          Factual support: While the Filing Persons do not have access to the Yahoo board's internal strategic plans, they can evaluate Yahoo's performance based on publicly available financial information. Yahoo's income from operations shrank 21% per year over the last two years while Google's income from operations grew 59% per year over the same period. Clearly, Yahoo's performance was specific to Yahoo and not a result of industry conditions. Therefore, the blame must lie with the strategic and operational direction approved by the Yahoo board.

     8. The Filing Persons confirm that in future references to the issue of Yahoo's disclosure of the Severance Plan, they will (i) clarify that Yahoo filed a Current Report on Form 8-K disclosing its adoption of the Severance Plan and filed the exhibit with its Annual Report on Form 10-K, and (ii) disclose whether the failure to disclose the magnitude of the Severance Plan violates applicable law or Yahoo's organizational documents.

     9.   Factual support for the referenced statements is provided below:

          o    "Even  more  deceitful  are  Yahoo's   actions  towards  its  own
               employees."

          Factual support: The Filing Persons believe this statement is supported by the facts alleged in the shareholder litigation - specifically, that Yahoo failed to inform its employees that Microsoft had allocated $1.5 billion to encourage key employees to remain with Yahoo.

          o "Even if by some stretch of the imagination the Yahoo board finally determines to do the rational thing."

          Factual support: For the reasons stated in paragraph #1 of the Filing Persons' comment response letter to the SEC dated June 6, 2008, the Filing Persons continue to believe that the Yahoo board did not act rationally in rejecting the final Microsoft offer of $33 per share, which represented a 72% premium to the share price on January 31, 2008 (the day prior to the initial bid). The Filing Persons are not the only market participants who are of the view that Yahoo's board has acted irrationally. See, e.g., When the Activists Attack, Wall Street Journal, June 16, 2008: "Meanwhile, in another topical case of activism, it is clear that Yahoo's shareholders could have collected a hefty cash premium from a sale to Microsoft. That is, if the company's board hadn't clung irrationally to its independence and fumbled negotiations with the software giant."

          o "Therefore, the best chance to bring Microsoft and Yahoo together is to replace Yang and the current Yahoo board with a board that will negotiate in good faith with Microsoft and in whom Microsoft and in whom Microsoft will have trust to operate the company during the long period between signing and closing."

          Factual support: See responses to the first and third bullet points under paragraph 7 above.

          o "It is time for you to stop misleading your shareholders with respect o Microsoft."

          Factual support: As discussed previously, Yahoo adopted the Severance Plan during negotiations with Microsoft. The Severance Plan could cost an acquirer up to a maximum of $2.4 billion based on a $35 per share offer. The adoption of the Severance Plan could make any transaction more expensive and weaken an acquirer's efforts to retain and motivate Yahoo employees. The Filing Persons believe that Yahoo did not disclose the magnitude or breadth of the Severance Plan to shareholders. Instead, the board claimed: "We remain committed to pursuing initiatives that maximize value for all our stockholders." This contradiction between actions taken in private and statements made in public is the basis for the Filing Persons' assertion that Yahoo is misleading shareholders.

          o Your characterization of the cost of the Severance Plan as "egregious."

          Factual support: The Filing Persons believe that the following quotes support this assertion:

          Timothy Sparks, the President of Compensia, a compensation consulting firm engaged by Yahoo to advise on the Severance Plan, wrote in an email on February 5, 2008, in reference to the size of the Severance Plan relative to the transaction value: "3.2% seems very high for a deal of this size, but I am guessing (hoping) that this assumes 100% double trigger activation?"

          Another executive at the same firm, Michael Benkowitz, wrote the following in an email on February 5, 2008, in reference to the Severance Plan: "Also, this (the cost) is a really big number in the aggregate and as a % of the deal."

          A Yahoo executive, Jonathan Dillon, wrote the following in an email on February 14, 2008, in reference to the Severance Plan: "Will make things increasingly expensive for msft though."

     10. The Filing Persons confirm that in future references to email correspondence between Yahoo and its compensation advisor regarding the Severance Plan they will clarify whether Yahoo was legally obligated to disclose that correspondence.

     11. The Filing Persons confirm that in future references to the effects of the Severance Plan on a potential Yahoo acquirer and on Yahoo employees, they will clarify that the cost estimates assume every employee of Yahoo would be terminated or resign and that each employee would receive the maximum allowable severance package under the Severance Plan.

     12. As discussed previously, Yahoo adopted the Severance Plan during negotiations with Microsoft. The Severance Plan could cost an acquirer up to a maximum of $2.4 billion based on a $35 per share offer. The adoption of the Severance Plan could make any transaction more expensive and weaken an acquirer's efforts to retain and motivate Yahoo employees. Adopting the Severance Plan has the dual impact of minimizing the likelihood of a company bidding for Yahoo and decreasing the potential amount that an acquirer could pay for Yahoo. The Filing Persons believe that this dual impact directly contradicts the fiduciary duty of directors to maximize shareholder value.

     13. On May 3, 2008, Steven Ballmer wrote, "In our conversations this week, we conveyed our willingness to raise our offer to $33.00 per share, reflecting again our belief in this collective opportunity." The Filing Persons concluded that the elimination of the Severance Plan would be worth an additional $1.375 per share to Microsoft and calculated a sale price of $34.375. The Filing Persons confirm that in future filings in which they provide a valuation they will include a similar analysis.

     14. As stated previously, the Yahoo board adopted the Severance Plan - which could minimize the likelihood and value of a transaction - while making statements in public that the Board was seeking to maximize value for all shareholders. The Filing Persons believe that this contradiction, along with the Microsoft quotes noted above, support the assertion that Yahoo is "sabotaging the process without telling anyone" and that "executives of Microsoft no longer trust Mr. Yang and won't make a new bid."

     15.  This comment is noted.

     The Filing Persons will be filing today via EDGAR an amended preliminary proxy statement responding to the comments addressed above. Enclosed please find a copy of the amended proxy statement, as well as a marked copy showing the changes to expedite your review.

     If you have any questions regarding this filing, please contact the undersigned at (212) 702-4331 or Marc Weitzen, Esq. at (212) 702-4380.

                                                               Very truly yours,



                                                               /s/ Jesse Lynn
                                                               --------------
                                                               Jesse Lynn